

Mailstop 3233

May 22, 2017

<u>Via E-mail</u>
Matthew Ostrower
Executive Vice President, Chief Financial Officer and Treasurer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re: DDR Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 21, 2017**
> **Form 8-K**
> **Filed February 14, 2017**
> **File No. 001-11690**

Dear Mr. Ostrower:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Wilson K. Lee

                          Wilson K. Lee
                          Senior Staff Accountant
                          Office of Real Estate and
                          Commodities